SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                         Commission File Number 333-75791

(Check One):

[ X ] Form 10-K and Form 10-KSB   [   ] Form 11-K
[   ] Form 20-F  [   ] Form 10-Q and Form 10-QSB  [   ] Form N-SAR

For Period Ended:         SEPTEMBER 30, 2002

[   ] Transition Report on Form 10-K and Form 10-KSB

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q and Form 10-QSB

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
_____________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: PATRIOT MOTORCYCLE CORPORATION

Former Name if Applicable:
_____________________________________________________________________________

Address of Principal Executive Office (Street and Number):

245 Citation Circle,  Corona,  California    92880

                                    PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]        (a)        The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense.

[X]        (b)        The subject annual report, semi-annual report, transition
report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]        (c)        The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

PATRIOT MOTORCYCLE CORPORATION is requesting this extension because we are waiting for supporting documents in order to complete the Septmeber 30, 2002 year end audit. Final information from the audited financial statements is required for the completion of certain portions of the report 10-KSB

We thank you in advance.

         By:  /s/ Michel Attias
                  ----------------------
                  Michel Attias
                  President & CEO


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Michel Attias                   (949)     713-7785

(Name)                      (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         PATROIT MOTORCYCLE CORPORATION
___________________________________________________________________________
                  [Name of Registrant as Specified in Charter]

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  12/31/02        By:  /s/ Michel Attias
                               ----------------------
                               Michel Attias
                               President & CEO